EXHIBIT 21

                                  SUBSIDIARIES


CSI Sub Corp. (DE), a Delaware corporation (wholly owned)

DeLeeuw Associates, LLC, a Delaware limited liability company (wholly owned)

DeLeeuw International Yonetim Danismanligi ve Ticaret Limited Sirketi, a limited sirketi formed under the laws of Turkey (50% owned by DeLeeuw Associates, LLC)

Doorways, Inc., a New York corporation (wholly owned)